UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Lexaria Bioscience Corp.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)


52886N
(CUSIP Number)

Robert B. Goldberg, Esq.
5555 Glenridge Connector, Suite 675
Atlanta, Georgia 30342
(404)233-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [      ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 52886N
Cover Page

1

NAMES OF REPORTING PERSONS

Wayne W. Boos

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [   ]
(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

PF

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e).  [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:

7

SOLE VOTING POWER

915,425

8

SHARED VOTING POWER

9

SOLE DISPOSITIVE POWER

915,425

10

SHARED DISPOSITIVE POWER

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

915,425

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)
[   ]


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.79%1

14

TYPE OF REPORTING PERSON (See Instructions)

      IN



SCHEDULE 13D

This Amendment No. 3 relates to the Schedule 13D filed with the Securities and Exchange Commission on September 18, 2023, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2024, and as amended by Amendment No. 2 filed with the Securities and Exchange Commission on April 25, 2024 relating to the Common Stock, Par Value $0.001 (the Common Stock) of
Lexaria Bioscience Corp., a Nevada corporation (the Company).
The principal executive offices of the Company are located at #100, 740 McCurdy Road, Kelowna, BC, Canada VIX 2P7.

Item 5 of the Schedule is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

(a) As of July 31, 2024, Wayne W. Boos beneficially owns a total of 915,425 shares of the Companys Common Stock which represent approximately 5.79% of the outstanding Common Stock, based on 15,810,205 Common Stock outstanding as of July 12, 2024, as indicated by the Company. The percentage of Mr. Boos ownership of Common Stock in the Company has varied since the filing of Amendment No. 2 to this Schedule 13D as Mr. Boos has (i) purchased additional shares of the Companys Common Stock,
(ii) he has sold shares of the Companys Common Stock, and (iii) the Company has issued additional shares of Common Stock.

(b) Nature of Ownership. Wayne W. Boos has the sole power to vote and direct the disposition of all of the 915,425 shares reported as beneficially owned by him.

(c) Recent Transactions. In the 60 days prior to July 31, 2024, Wayne W. Boos (i) sold 242,308 shares of the Companys Common Stock for an average price per share of $3.10 and (ii) acquired 137,733 shares of the Companys Common Stock for an average price per share of $2.84 through his broker, Merrill Lynch.

(d) No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 6, 2024
/s/ Wayne W. Boos
Wayne W. Boos

1 Based on the 15,810,205 shares of Common Stock outstanding as of July 12, 2024.